[LATHAM & WATKINS LLP LETTERHEAD]

PRIVILEGED AND CONFIDENTIAL
ATTORNEY-CLIENT COMMUNICATION

DRAFT  8/18/08

VIA FACSIMILE

Max A. Webb, Esq.
Assistant Director
Office of Structured Finance
   Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:	DRS Technologies, Inc.
Schedule 14A filed June 13, 2008
File No. 001-08533

Dear Mr. Webb:

This letter is submitted by Latham & Watkins LLP on behalf of our client Merrill Lynch & Co. (“Merrill Lynch”) in anticipation of our conversation with Daniel Morris, Esq. of the Staff regarding Comment No. 3 in the Staff’s letter dated August 14, 2008 (the “Comment Letter”), with respect to the above referenced Preliminary Proxy Statement.

Set forth below is the heading and text of Comment No. 3, followed by our response thereto.

Appendix B and C: Fairness Opinions of Bear Stearns and Merrill Lynch Opinions

3.              We note your response to prior comment 8.  Please file a written consent from Merrill Lynch authorizing the inclusion of, and reference to, its opinion in the proxy.

As we will discuss with Mr. Morris of the Staff, the Preliminary Proxy Statement relates to a merger in which the consideration being paid includes solely cash and is therefore subject only to the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because no securities are being registered in connection with the merger, the merger and the Preliminary Proxy Statement are not subject to the Securities Act of 1933, as amended (the “Securities Act”).  If the transaction had been a stock-for-stock merger or had included securities as part of the consideration being offered, then the transaction and filing would be subject to the Securities Act, in which case Sections 7 and 11 of the Securities Act would apply.  However, since the Preliminary Proxy Statement is not subject to the Securities Act, and there is no provision under the Exchange Act comparable to Section 7 of the Securities Act, we respectfully submit that Merrill Lynch is not required to file a consent to the inclusion of, and references to, its fairness opinion letter in the Preliminary Proxy Statement.

Section 7 of the Securities Act, provides, in pertinent part:

If any accountant, engineer or appraiser, or any person whose profession gives authority to a statement made by him, is named as … having prepared or certified a report … for use in connection with the registration statement, the written consent of such person shall be filed with the registration statement.(1) (emphasis added)

(1)           Section 7(a) of the Securities Act of 1933, 15 U.S.C. §77g.

Section 7 applies only to registration statements under the Securities Act.  Since this is a cash merger with no securities being registered under the Securities Act, Merrill Lynch’s opinion is not a report that requires its consent to be filed.

The legislative history of the Securities Act shows that the Section 7 consent requirement was imposed in order to protect “experts” from unauthorized use of their names in a context in which they may thereby be subject to liability under Section 11 of the Securities Act.  Section 11(a)(4) subjects to liability “every accountant, engineer, or appraiser, or any person whose profession gives authority to a statement made by him”, if such person either consents to being named in the registration statement as having prepared or certified any part of the registration statement or consents to being named for having prepared or certified any report or valuation used in connection with the registration statement (whether or not prepared in connection therewith).  H.R. Rep. No. 152, 73d Cong., 1st Sess. 26 (1933), states that the Senate, in accepting the House bill’s imposition of Section 11 liability upon “the experts, such as accountants, appraisers, and engineers, who gave the authority of their names to statements made in the registration statement,” sought to protect such experts from unauthorized use of their names by requiring their consent to such use.  Rule 436(a) under the Securities Act is to the same effect in that it requires consents only in the context of a registration statement or a prospectus.

There is no corresponding requirement in the Exchange Act or any rule thereunder for a consent to be filed with respect to the inclusion of a fairness opinion in the Preliminary Proxy Statement filing that is only subject to Section 14(a) under the Exchange Act.  Causing the inclusion of Merrill Lynch’s opinion in the Preliminary Proxy Statement to trigger the consent provisions of Section 7 of the Securities Act would be inconsistent with the carefully constructed liability framework of Sections 7 and 11 of the Securities Act.  Section 7 of the Securities Act is a notice provision intended to alert an expert to its liability for a misstatement or omission in an expertised portion of a registration statement under Section 11.  In other words, the liability structure of Section 11 effectively shifts the burden of reasonable investigation, with respect to any expertised portion of the registration statement, from those parties most centrally involved in a securities issue — the officers and directors of the issuer — to the outside expert.  Since the Exchange Act does not have an analog to Section 11, no notice provision like Section 7 is necessary under the Exchange Act.  Consistent with our view of the statutory framework, we note that to our knowledge no consent has been filed by Merrill Lynch for other cash merger proxy statements subject only to the Exchange Act.

In sum a cash merger under Section 14(a) of the Exchange Act and Regulation 14A thereunder does not trigger the consent requirements of Rule 436 or Section 7 of the Securities Act or any other provision of the federal securities laws.  Moreover, the Preliminary Proxy Statement already discloses that Merrill Lynch has provided that the Company can include its opinion in the Preliminary Proxy Statement.  Thus, there is no issue as to whether the Company has Merrill Lynch’s permission to include its opinion in the Preliminary Proxy Statement.  For the foregoing reasons, we respectfully submit that the inclusion of Merrill Lynch’s opinion in the Preliminary Proxy Statement filed on Schedule 14A does not require   Merrill Lynch to file a consent.

Should you have any questions concerning this letter, please contact the undersigned at (202) 637-2242.

Sincerely,

/s/ John J. Huber
John J. Huber
Of Latham & Watkins LLP

cc:                                 David M. Schwartzbaum, Esq.
Latham & Watkins LLP
885 Third Avenue
New York, New York 10022